                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number: 3235-0167
                                                     Expires: September 30, 1998
                                                     Estimated average burden
                                                     hours per response.....1.50
                                                     ---------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                             Commission File Number                    000-19207


                            QUARTERDECK CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

   13160 Mindanao Way, Marina del Rey, California 90292, Tel. (310) 309-3700 (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

   Common Stock, $0.001 par value per share, Preferred Stock Purchase Rights
            (Title of each class of securities covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(i)   [X]
             Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(1)(ii)  [ ]
             Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(i)   [ ]
             Rule 12g-4(a)(2)(ii) [ ]      Rule 12h-3(b)(2)(ii)  [ ]
                                           Rule 15d-6            [ ]

        Approximate number of holders of records as of the certification or notice date: ten (10)

        Pursuant to the requirements of the Securities Exchange Act of 1934, Symantec Corporation, the successor issuer to Quarterdeck Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 1999                       By: /s/ Derek P. Witte
                                              ------------------------------
                                              Derek P. Witte, Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.